Exhibit 99.1

BROOKFIELD RENEWABLE PARTNERS L.P.

THIRD AMENDMENT TO THE

FIFTH AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AMENDMENT (this “Amendment”) to the Fifth Amended and Restated Master Services Agreement dated as of May 5, 2023, as amended, among Brookfield Corporation, Brookfield Renewable Partners L.P. (“BEP”) and the other parties thereto (the “Agreement”) is made as of December 24, 2024 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof Brookfield Renewable Holdings Corporation (previously, Brookfield Renewable Corporation) (“BEPC Holdings”) has completed a plan of arrangement (the “Arrangement”) pursuant to which, amongst other things, (i) public holders of class A exchangeable subordinate voting shares (the “Old Exchangeable Shares”) of BEPC Holdings received one (1) class A exchangeable subordinate voting share (each, a “Exchangeable Share”) of Brookfield Renewable Corporation (previously, 1505127 B.C. Ltd.) (“New BEPC”) in exchange for each Old Exchangeable Share held and (ii) all of the issued and outstanding Old Exchangeable Shares were transferred by New BEPC to BEPC Holdings in exchange for class A.1 exchangeable subordinate voting shares of BEPC Holdings and cancelled;

AND WHEREAS, the Exchangeable Shares are structured with the intention of providing holders with an economic return equivalent to the limited partnership units of BEP (“BEP Units”), including identical distributions, and are exchangeable for BEP Units on a one-for-one basis (subject to adjustment) (or for the cash equivalent, at the election of New BEPC) in accordance with the terms of the Exchangeable Shares;

AND WHEREAS, the parties desire to amend the Agreement in connection with the Arrangement to reflect the addition of New BEPC as a Service Recipient and make certain other amendments to the terms and conditions of the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.27.1 “Class A.2 Shares” means class A.2 exchangeable non-voting shares of BEPC Holdings;

1.1.57.1 “New BEPC” means Brookfield Renewable Corporation (previously, 1505127 B.C. Ltd.);

Section 1.1.16 is hereby deleted in its entirety and replaced with the following:

1.1.16 “BEPC Holdings” means Brookfield Renewable Holdings Corporation (previously, Brookfield Renewable Corporation);

Section 1.1.34 is hereby deleted in its entirety and replaced with the following:

1.1.34 “Exchangeable Shares” means class A exchangeable subordinate voting shares in the capital of New BEPC;

Section 1.1.81 is hereby deleted in its entirety and replaced with the following:

1.1.81 “Total Capitalization Value” means, in any Quarter, the sum of (i) the Fair Market Value of a Unit multiplied by the number of Units issued and outstanding on the last trading day of the Quarter (assuming full conversion of any limited partnership interests held by any member of the Brookfield Group in BRELP into Units), plus (ii) for each class or series of Security (and ensuring no double counting) the Fair Market Value of a Security of such class or series multiplied by the number of Securities of such class or series issued and outstanding on the last trading day of the Quarter (calculated on a fully-diluted basis and, for the avoidance of doubt, assuming full conversion of any Class A.2 Shares into Exchangeable Shares), plus (iii) the principal amount of all debt not captured by paragraph (ii) of this Section 1.1.81 owed by each Service Recipient (excluding for this purpose any Operating Entity) on the last trading day of the Quarter to any Person that is not a member of the BEP Group, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients (excluding for this purpose any Operating Entity) on such day;

2.	Amendments to Article 7

Article 7.5.3 is hereby deleted in its entirety and replaced with the following:

7.5.3 BEP will reimburse Brookfield for any and all amounts actually paid to the rights agent (i) pursuant to the Rights Agreement between Brookfield and Wilmington Trust, National Association, dated as of December 24, 2024 (the “Rights Agreement”), including, but not limited to, in respect of services rendered, out-of-pocket expenses, counsel fees and other disbursements incurred in the administration and execution of the Rights Agreement and the exercise and performance of the rights agent’s duties thereunder, and (ii) in respect of any indemnification provided to the rights agent pursuant to the Rights Agreement.

3.	Amendments to Article 8

Section 8.2 is hereby deleted in its entirety and replaced with the following:

8.2 Prior to the issuance by New BEPC of any Exchangeable Shares, New BEPC shall obtain the written consent of Brookfield, which consent shall be provided or withheld in Brookfield’s sole discretion, provided that Brookfield shall deliver its written decision on whether or not to provide such consent within 10 Business Days of receiving a written request from New BEPC, in respect of such issuance. Brookfield shall be entitled to such consent right for as long as Brookfield is a party to the Rights Agreement and the Rights Agreement remains in full force and effect.

4.	Effective Date

This Amendment shall be effective upon the date first written above.

5.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.	General

(a) Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b) This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal &
Regulatory

BROOKFIELD RENEWABLE
PARTNERS L.P., by its general partner
BROOKFIELD RENEWABLE
PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	President

BROOKFIELD RENEWABLE
ENERGY L.P., by its general partner,
BREP HOLDING L.P., by its general
partner, BRP BERMUDA GP LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	President

BROOKFIELD ASSET
MANAGEMENT PRIVATE
INSTITUTIONAL CAPITAL
ADVISER (CANADA) L.P., by its
general partner, BROOKFIELD
INFRASTRUCTURE GP ULC

By:	/s/ Carl Ching
	Name:	Carl Ching
	Title:	Senior Vice President

[Signature Page – BEPC Amendment to the Master Service Agreement]

BROOKFIELD GLOBAL
RENEWABLE ENERGY ADVISOR
LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director

BROOKFIELD PRIVATE CAPITAL
(DIFC) LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director

BROOKFIELD CANADA
RENEWABLE MANAGER LP, by its
general partner, 1388435 B.C.
UNLIMITED LIABILITY COMPANY

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and
Corporate Secretary

BROOKFIELD RENEWABLE
ENERGY GROUP LLC

By:	/s/ Jennifer Ritchie
	Name:	Jennifer Ritchie
	Title:	Senior Vice President

[Signature Page – BEPC Amendment to the Master Service Agreement]

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and
Corporate Secretary

BRP BERMUDA HOLDINGS I LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	President

BROOKFIELD BRP CANADA CORP.

By:	/s/ Michael Tebbutt
	Name:	Michael Tebbutt
	Title:	Chief Financial Officer

By:	/s/ William Fyfe
	Name:	William Fyfe
	Title:	Senior Vice President &
Secretary

BROOKFIELD BRP HOLDINGS (US) INC.

By:	/s/ Michael Tebbutt
	Name:	Michael Tebbutt
	Title:	Chief Financial Officer &
Treasurer

[Signature Page – BEPC Amendment to the Master Service Agreement]

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	President

BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and
Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS ULC

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and
Corporate Secretary

BROOKFIELD POWER US ASSET MANAGEMENT LLC

By:	/s/ Michael Tebbutt
	Name:	Michael Tebbutt
	Title:	Chief Financial Officer &
Treasurer

[Signature Page – BEPC Amendment to the Master Service Agreement]

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and
Corporate Secretary

BROOKFIELD RENEWABLE HOLDINGS CORPORATION

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	General Counsel and
Corporate Secretary

[Signature Page – BEPC Amendment to the Master Service Agreement]